THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL
THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-86325

                  SUBJECT TO COMPLETION, DATED MARCH 19, 2002

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 2, 2000

                                7,500,000 Shares

                         [GLOBAL INDUSTRIES, LTD. LOGO]
                            GLOBAL INDUSTRIES, LTD.

                                  Common Stock

                               ------------------

     We are selling 7,500,000 shares of our common stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol "GLBL." The last reported sale price on March 18, 2002, was $8.96 per share.

     The underwriters have an option to purchase a maximum of 1,125,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
S-3.

                                                                  UNDERWRITING    PROCEEDS TO
                                                       PRICE TO   DISCOUNTS AND     GLOBAL
                                                        PUBLIC     COMMISSIONS    INDUSTRIES
                                                       --------   -------------   -----------
Per Share............................................         $            $              $
Total................................................  $            $              $

     Delivery of the shares of common stock will be made on or about March   ,
2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
              RAYMOND JAMES
                            CREDIT LYONNAIS SECURITIES (USA) INC.
                                         HIBERNIA SOUTHCOAST CAPITAL

            The date of this prospectus supplement is March   , 2002

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
WHERE YOU CAN FIND MORE INFORMATION...   S-1
OUR COMPANY...........................   S-1
SUMMARY CONSOLIDATED FINANCIAL DATA...   S-2
RISK FACTORS..........................   S-3
USE OF PROCEEDS.......................   S-8

                                        PAGE
                                        ----
CAPITALIZATION........................   S-8
UNDERWRITING..........................   S-9
NOTICE TO CANADIAN RESIDENTS..........  S-12
LEGAL MATTERS.........................  S-13
EXPERTS...............................  S-13

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
WHERE YOU CAN FIND MORE INFORMATION...    1
CAUTIONARY STATEMENT ABOUT
  FORWARD-LOOKING STATEMENTS..........    2
THE COMPANY...........................    3
USE OF PROCEEDS.......................    3
RATIOS OF EARNINGS TO FIXED
  CHARGES.............................    3

                                        PAGE
                                        ----
DESCRIPTION OF DEBT SECURITIES........    4
DESCRIPTION OF CAPITAL STOCK..........    9
DESCRIPTION OF DEPOSITARY SHARES......   12
DESCRIPTION OF WARRANTS...............   14
PLAN OF DISTRIBUTION..................   15
LEGAL MATTERS.........................   16
EXPERTS...............................   16

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-732-0330.

     The SEC allows our company to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we sell all of the securities or until we terminate this registration statement:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001; and

     - The description of our common stock contained in our Form 8-A registration statement filed on January 8, 1993, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing our company at the following address or telephoning our company at the following number:

                            Global Industries, Ltd.
                       Attention: Chief Financial Officer
                               8000 Global Drive
                            Carlyss, Louisiana 70665
                           Telephone: (337) 583-5000

                                  OUR COMPANY

     Global Industries, Ltd., directly and through its subsidiaries, provides construction services to the offshore oil and gas industry in the Gulf of Mexico and in selected international areas. Our construction services include pipeline construction, platform installation and removal, diving services and construction support. We began as a provider of diving services to the offshore oil and gas industry over twenty-nine years ago and have expanded our business through acquisitions, new construction and upgrades of vessels. Our fleet currently includes seventy-eight vessels available for service. We have the largest number of offshore construction vessels currently available in the Gulf of Mexico, and our worldwide fleet includes twenty-four barges that have various combinations of pipelay, pipebury and derrick capabilities.

     Our executive offices are located at 8000 Global Drive, Carlyss, Louisiana 70665, and our telephone number at our offices is (337) 583-5000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              1999(1)    2000(2)      2001
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues..................................................  $387,452   $298,745   $406,104
  Gross profit..............................................    45,600     35,383     70,849
  Equity in net loss of unconsolidated affiliate............   (10,658)        --         --
  Selling, general and administrative expenses..............    27,710     31,231     35,706
  Operating income..........................................     5,916      1,166     32,072
  Interest expense..........................................    14,500     22,762     21,868
  Income (loss) before income taxes.........................    (8,688)   (18,714)    10,422
  Provision (benefit) for income taxes......................    (7,557)    (2,807)     4,266
  Net income (loss).........................................    (1,131)   (16,690)     6,156
  Net income (loss) per share:
     Basic..................................................  $  (0.01)  $  (0.18)  $   0.07
     Diluted................................................  $  (0.01)  $  (0.18)  $   0.07
OTHER FINANCIAL DATA:
  EBITDA(3).................................................  $ 60,818   $ 49,183   $ 86,211
  Depreciation and amortization.............................    55,006     45,918     53,921
  Net cash provided by (used in) operations.................    48,302     26,908     14,609
  Net cash provided by (used in) investing activities.......   (50,674)   (23,403)   (29,777)
  Net cash provided by (used in) financing activities.......    11,187    (12,130)     1,246
  Capital expenditures......................................    29,252     20,545     13,869

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
BACKLOG DATA(4):............................................  $ 99,277   $ 57,209   $351,583
BALANCE SHEET DATA:
  Net property and equipment................................  $539,178   $525,001   $502,258
  Total assets..............................................   755,935    730,187    748,177
  Long-term debt (including current maturities).............   252,407    236,627    234,740
  Shareholders' equity......................................   398,178    387,024    396,764

---------------

(1) Included in the results for the year ended December 31, 1999, beginning in the third quarter, are the consolidated financial results of Global's ownership of the offshore construction business of CCC Fabricaciones y Construcciones, S.A. de C.V.

(2) Included in net income (loss) and net income (loss) per share for the year ended December 31, 2000 is a cumulative effect of a change in accounting principle of $(0.8) million and $(0.01), respectively.

(3) EBITDA represents net income plus income taxes, interest expense, depreciation and amortization expense. EBITDA is not presented as an indicator of operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of our profitability or liquidity.

(4) As of January 31, 2002, our backlog totaled $361.2 million.

                                  RISK FACTORS

     Before investing in our common stock you should carefully consider the risks described below, in addition to other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, please read "Cautionary Statement About Forward-Looking Statements" on page 2 of the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

OUR DEBT INSTRUMENTS CONTAIN COVENANTS THAT LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     Under the terms of our syndicated bank credit facility, we must maintain minimum levels of tangible net worth, not exceed levels of debt specified in the agreement and comply with, among other things, a fixed coverage ratio and a leverage ratio. We amended this credit facility effective November 30, 2001. This amendment (i) reduced the requirements of the leverage ratio covenant for the quarters ending December 31, 2001 and March 31, 2002 and the fixed charge coverage ratio covenant for the quarter ending December 31, 2001; (ii) extended further the implementation of the requirement of the consolidated net worth covenant of $510.0 million to June 30, 2002; and (iii) reduced the permitted capital expenditures to $35 million in 2002. Effective March 18, 2002, we amended further this credit facility. This amendment reduced the requirement of the consolidated net worth covenant from $510 to $440.0 million for the quarter ending June 30, 2002 and thereafter. For a more detailed discussion of amendments to our syndicated bank credit facility, see our Annual Report on Form 10-K for the year ended December 31, 2001 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Our ability to meet the financial ratios and tests under our credit facility can be affected by events beyond our control and we may not be able to satisfy those ratios and tests. If we fail to comply with these ratios and tests and we are unable to obtain a waiver, our lenders will be entitled to, among other things, accelerate the debt outstanding under the credit facility so that it is immediately due and payable, and no further borrowings would be available under the revolving credit facility. Any acceleration of the debt outstanding under the credit facility would have a material adverse effect on our financial condition.

OUR ABILITY TO INCUR DEBT AND ISSUE LETTERS OF CREDIT IS LIMITED, WHICH COULD LIMIT THE NUMBER AND SIZE OF CONTRACTS WE CAN OBTAIN AND/OR PERFORM.

     Our current syndicated revolving loan facility is limited to $100 million. At March 18, 2002, $11.4 million of credit capacity was available under our credit facility. To provide additional liquidity, we currently have a commitment from a group of lenders, all of whom participate in our existing syndicated loan facility, to provide at least $30 million and up to a $45 million 364-day syndicated revolving bank credit facility upon consummation of this offering. No assurances, however, can be given that such loan facility will be executed. To the extent that certain contracts require substantial amounts of working capital and/or performance letters of credit, we may be limited in the number and size of contracts we can perform.

OUR BUSINESS IS SUBSTANTIALLY DEPENDENT ON THE LEVEL OF CAPITAL EXPENDITURES IN THE OIL AND GAS INDUSTRY AND VOLATILITY IN OIL AND NATURAL GAS PRICES COULD ADVERSELY AFFECT ON RESULTS OF OPERATIONS.

     The demand for our services depends on the condition of the oil and gas industry and, in particular, on the capital expenditures of companies engaged in the offshore exploration, development and production of oil and natural gas. Capital expenditures by these companies are primarily influenced by prevailing oil and natural gas prices and expectations about future prices. Historically, prices of oil and natural gas and offshore exploration, development and production have fluctuated substantially. In the current period of decreased oil and natural gas prices, oil and gas companies have moderated capital expenditures in economically marginal production areas. This has decreased demand for offshore construction and related services in certain segments in which we participate and has resulted in increased competition in certain segments for available projects, which could result in lower profit margins. A sustained period of substantially reduced capital expenditures by oil and gas companies, whether as a result of volatility of oil and natural gas prices or significant or prolonged reduction in oil and natural gas prices would likely result in continued decreased demand for our services, low margins and net losses.

WE UTILIZE PERCENTAGE-OF-COMPLETION ACCOUNTING.

     Since our contract revenues are recognized on the percentage-of-completion method, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when any revisions are determined. To the extent that these adjustments result in a reduction of previously reported profits, we would recognize a charge against current earnings that may be significant depending on the size of the adjustment.

WE MAY NOT COMPLETE OUR FIXED-PRICE CONTRACTS WITHIN OUR ORIGINAL ESTIMATES OF COSTS OR TIME WHICH WILL ADVERSELY EFFECT OUR RESULTS OF OPERATION.

     Because of the nature of the offshore construction industry, most of our projects are performed on a fixed-price basis. The profits we realize on our contracts will often vary from the estimated amounts because of changes in offshore job conditions and in labor and equipment productivity. In addition, we sometimes bear the risk of delays caused by bad weather conditions and customer delays. We may suffer lower profits or even losses on projects because of cost overruns resulting from these or other causes.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO ADDITIONAL RISKS INHERENT IN DOING BUSINESS ABROAD.

     A significant portion of our revenues is derived from operations outside the United States. The scope and extent of our operations outside of the Gulf of Mexico means we are exposed to the risks inherent in doing business abroad. These risks include:

     - currency exchange rate fluctuations, devaluations and restrictions on currency repatriation;

     - unfavorable taxes, tax increases and retroactive tax claims;

     - the disruption of operations from labor and political disturbances;

     - insurrection or war that may disrupt or limit markets;

     - expropriation or seizure of our property;

     - nullification, modification or renegotiation of existing contracts;

     - regional economic downturns;

     - import-export quotas and other forms of public and governmental regulation; and

     - the social and political environment in certain countries that may be affected by the September 11, 2001 terrorist attacks.

     We cannot predict the nature of foreign governmental regulations applicable to our operations that may be enacted in the future. In many cases, our direct or indirect customer will be a foreign government, which can increase our exposure to these risks. U.S. government-imposed export restrictions or trade sanctions, under the Export Administration Act, the Trading with the Enemy Act or similar legislation or regulation may also impede our ability, or the ability of our customers, to operate or continue to operate in specific countries. These factors could have a material adverse effect on our financial condition and results of operation.

WE ARE EXPOSED TO THE SUBSTANTIAL HAZARDS AND RISKS INHERENT IN MARINE CONSTRUCTION AND OUR INSURANCE COVERAGE IS LIMITED.

     Our business involves a high degree of operational risks. Hazards and risks that are inherent in marine operations include capsizing, grounding, colliding and sustaining damage from severe weather conditions.

In addition, our construction work can disrupt existing pipelines, platforms and other offshore structures. Any of these could cause damage to or destruction of vessels, property or equipment, personal injury or loss of life, suspension of production operations or environmental damage. The failure of offshore pipelines or structural components during or after installation by us could also result in similar injuries or damages. Any of these events could result in interruption of our business or significant liability.

     We cannot always obtain insurance for our operating risks, and it is not practical to insure against all risks in all geographic areas. Uninsured liabilities resulting from our operations may adversely effect our business and results of operations. The September 11, 2001 terrorist attacks could adversely effect our ability to obtain insurance or obtain it at reasonable rates in the future.

WE DEPEND ON SIGNIFICANT CUSTOMERS.

     Some of our industry segments derive a significant amount of their revenues from a small number of customers. For example, sales to PEMEX represented more than 10% of our consolidated revenue and a majority of our Latin American revenue in 2001 and 2000. The loss of this customer or any other large existing customer, if not offset by contracts with new or other existing customers, would have a material adverse effect on our business and operations.

WE HAVE INCURRED LOSSES IN RECENT PERIODS AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE.

     In recent years we have incurred losses from operations, particularly during periods of low industry-wide demand for marine construction services. We incurred net losses in 1999 and 2000, primarily because of weaker demand for our services. We were profitable in 2001, but we may not be profitable in the future. We may not be able to sustain or increase our profitability on a quarterly or annual basis due to the volatility in the oil and gas industry.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED WORKERS OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     Our operations depend substantially upon our ability to continue to retain and attract project managers, project engineers and skilled construction workers such as divers, welders, pipefitters and equipment operators. Our ability to expand our operations is impacted by our ability to increase our labor force. The demand for skilled workers in our industry is currently high and the supply is limited. As a result of the cyclical nature of the oil and gas industry as well as the physically demanding nature of the work, skilled workers may choose to pursue employment in other fields. A significant increase in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. If either of these events occur, our operations and results could be materially adversely affected.

OUR OPERATIONS COULD SUFFER WITH THE LOSS OF ONE OF OUR SENIOR OFFICERS OR OTHER KEY PERSONNEL.

     Our success depends heavily on continued services of our senior management and key employees, including William J. Dore, our founder, Chairman of the Board and Chief Executive Officer. Our officers and key personnel have extensive experience in our industry so if we were to lose any of our key employees or executive officers, our operations could suffer.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     Offshore construction companies compete intensely for projects. Contracts for our services are generally awarded on a competitive bid basis, and intense price competition is a primary factor in determining who is awarded the job. Customers also consider availability and capability of equipment, reputation, experience and safety record of the contender, in awarding jobs. Certain competitors may be willing to sustain losses on projects to gain experience or market share, to cover fixed costs of their fleets or to avoid the expense of temporarily idling vessels, resulting in reduced prices. During industry down cycles in particular, we may have to accept lower rates for our services and vessels or increase potential contractual liabilities. As we have increased our operations in deeper waters and internationally, we have encountered additional competitors, many of whom have greater experience than us in these markets and greater resources. As large international companies relocate vessels to the Gulf of Mexico, competition increases and our business could be adversely affected.

     Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of supplies from local vendors or which favor or require local ownership.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS COULD BE COSTLY AND COULD NEGATIVELY IMPACT OUR OPERATIONS.

     Our vessels and operations are subject to and affected by various types of governmental regulation, including many international, federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex and stringent, and compliance is becoming more difficult and expensive. We may be subject to significant fines and penalties for non-compliance, and some environmental laws impose joint and several "strict liability" for cleaning up spills and releases of oil and hazardous substances, regardless of whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our acts that complied with all applicable laws at the time we performed the acts.

     Adoption of laws or regulations that have the effect of curtailing exploration for and production of oil and natural gas in our areas of operation could adversely affect our operations by reducing demand for our services. In addition, new laws or regulations, or changes to existing laws or regulations may increase our costs or otherwise adversely affect our operations.

OUR PRINCIPAL SHAREHOLDER IS ABLE TO EXERCISE SUBSTANTIAL INFLUENCE.

     After this offering, Mr. Dore will beneficially own approximately 28% of our outstanding common stock. As a result, Mr. Dore will be able to exercise substantial influence on the outcome of matters requiring a shareholder vote, including the election of directors. This influence may have the effect of delaying, deferring or preventing a change in our control.

WE LIMIT FOREIGN OWNERSHIP OF OUR COMPANY, WHICH COULD REDUCE THE PRICE OF OUR COMMON STOCK.

     Our articles of incorporation limit the percentage of outstanding common stock and other classes of voting securities that non-United States citizens can own. Applying the statutory requirements applicable today, our articles of incorporation provides that no more than 25% of our outstanding common stock may be owned by non-United States citizens. These restrictions may at times preclude United States citizens from transferring their common stock to non-United States citizens. This may also restrict the available market for resale of shares of common stock and for the issuance of shares by us and could adversely affect the price of our stock.

PROVISIONS IN OUR CORPORATE DOCUMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     The existence of some provisions in our corporate documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our articles of incorporation and by-laws contain provisions that may make acquiring control of our company difficult, including: provisions relating to the classification, nomination and removal of our directors; provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders; and the authorization given to our board of directors to issue and set the terms of preferred stock.

WE MAY ISSUE PREFERRED STOCK WHOSE TERMS COULD ADVERSELY AFFECT THE VOTING POWER OR VALUE OF OUR COMMON STOCK.

     Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

WE HAVE NO PLANS TO PAY DIVIDENDS ON OUR COMMON STOCK, AND YOU WILL NOT RECEIVE FUNDS WITHOUT SELLING YOUR SHARES.

     We have no plans to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Accordingly, you will have to sell some or all of your shares of common stock in order to generate cash flow from your investment.

                                USE OF PROCEEDS

     The net proceeds from the issuance of the shares of common stock are estimated to be approximately $63.5 million ($73.1 million if the underwriters exercise their over allotment option in full) based on the $8.96 closing price of our common stock on March 18, 2002, as reported on the Nasdaq National Market. We intend to use the net proceeds:

     - to repay the outstanding indebtedness under our term loan facility; and

     - for general corporate purposes and working capital.

     On March 19, 2002, we had $51 million outstanding under our term loan facility. The term loan facility matures on December 30, 2004 and bears interest at a floating rate of 5.66%.

                                 CAPITALIZATION

     The following table presents our capitalization and certain other information as of December 31, 2001, on a historical basis and as adjusted to give effect to the issuance and sale of the common stock offered by this prospectus supplement and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." You should read the table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and Cash Equivalents...................................   $ 11,540     $ 24,001
                                                               ========     ========
Long-term debt, including current maturities................   $234,740     $183,710
Shareholder's equity:
  Preferred stock, $0.01 par value; 30,000,000 shares
     authorized; none issued................................
  Common stock, $0.01 par value; 150,000,000 shares
     authorized; 94,381,167 shares issued; 101,881,167
     shares issued as adjusted..............................        944        1,019
Additional paid-in capital..................................    226,654      290,070
Treasury stock, at cost (1,429,500 shares)..................    (15,012)     (15,012)
Accumulated other comprehensive loss........................    (10,413)     (10,413)
Retained earnings...........................................    194,591      194,591
                                                               --------     --------
     Total shareholders' equity.............................    396,764      460,255
                                                               --------     --------
     Total capitalization...................................   $631,504     $643,965
                                                               ========     ========

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated March   , 2002, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Raymond James & Associates, Inc., Credit Lyonnais Securities (USA) Inc. and Hibernia Southcoast Capital, Inc. are acting as representatives, the following respective number of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Raymond James & Associates, Inc. ...........................
Credit Lyonnais Securities (USA) Inc. ......................
Hibernia Southcoast Capital, Inc. ..........................
                                                              ---------
     Total..................................................  7,500,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement less a
selling concession of $       per share. The underwriters and selling group
members may allow a discount of $       per share on sales to other
broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us............................    $                $                $                $
Expenses payable by us..................    $                $                $                $

     We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to Credit Suisse First Boston Corporation, Credit Lyonnais Securities (USA) Inc. and Hibernia Southcoast Capital, Inc. or their commercial banking affiliates who are participants in our syndicated bank credit facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act"), relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except issuances of common stock upon the exercise of employee stock options outstanding on the date of this prospectus supplement.

     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement.

     Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute payments that the underwriters may be required to make in that respect.

     In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. Such purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If such a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

     We are in compliance with the terms of our syndicated bank credit facility. We have been advised by the underwriters that the decision of Credit Suisse First Boston Corporation, Credit Lyonnais Securities (USA) Inc. and Hibernia Southcoast Capital, Inc. to distribute our common stock was not influenced by any of their commercial banking affiliates which has had no involvement in determining whether or when to distribute our common stock under this offering or the terms of this offering. None of Credit Suisse First Boston Corporation, Credit Lyonnais Securities (USA) Inc. and Hibernia Southcoast Capital, Inc. will receive any benefit from this offering other than the underwriting discounts and commissions reflected above.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters with respect to the shares will be passed upon for the underwriters by Andrews & Kurth, Mayor, Day, Caldwell & Keeton L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and the related financial statement schedule as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in the accompanying prospectus supplement have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and the Company's change in its method of computing depreciation on its construction barges) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   PROSPECTUS

                                  $500,000,000

                         [GLOBAL INDUSTRIES, LTD. LOGO]

                            GLOBAL INDUSTRIES, LTD.

                                Debt Securities
                                Preferred Stock
                               Depositary Shares
                                  Common Stock
                                    Warrants

     Global Industries, Ltd. may offer from time to time debt securities, preferred stock, depositary shares, common stock or warrants. The specific terms of any securities offered will be included in a supplement to this prospectus. The prospectus supplement will also describe the manner in which the securities will be offered. You should read this prospectus and any prospectus supplement carefully before you invest.

                               ------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                  June 2, 2000

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by our company in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the following section.

     As used in this prospectus, "Global," "we," "us," and "our" refer to Global Industries, Ltd. and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the Nasdaq National Market System under the symbol "GLBL." Our reports, proxy statements and other information may be read and copied at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the registration statement, and reference is made to the registration statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed.

     The SEC allows our company to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or until we terminate this registration statement:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
       and

     - The description of our common stock contained in our Form 8-A registration statement filed on January 8, 1993, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing our company at the following address or telephoning our company at the following number:

                            Global Industries, Ltd.
                       Attention: Chief Financial Officer
                               8000 Global Drive
                            Carlyss, Louisiana 70665
                           Telephone: (337) 583-5000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including the plans, beliefs and expectations of our officers and directors.

     Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - fluctuations in the prices or demand for oil and gas;

     - the level of offshore drilling activity;

     - operating hazards;

     - industry conditions;

     - foreign exchange and currency fluctuations;

     - changes in laws or regulations;

     - acquisition or divestitures;

     - environmental matters; and

     - the availability of capital resources.

     The information contained in this prospectus, and the documents incorporated by reference into this prospectus, identify additional factors that could affect our operating results and performance. Additional risks and uncertainties may be included in any prospectus supplement. We urge you to carefully consider those factors.

     All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, you are cautioned that the forward-looking events discussed in this prospectus or any supplement to this prospectus might not occur.

                                  THE COMPANY

     Global Industries, Ltd., directly and through its subsidiaries, provides construction services to the offshore oil and gas industry in the Gulf of Mexico and in selected international areas. Our construction services include pipeline construction, platform installation and removal, diving services, and construction support. We began as a provider of diving services to the offshore oil and gas industry over twenty-nine years ago and have expanded our business through acquisitions, new construction, and upgrades of vessels. The Company's fleet currently includes 73 manned vessels available for service. We have the largest number of offshore construction vessels currently available in the Gulf of Mexico, and our worldwide fleet includes 23 barges that have various combinations of pipelay, pipebury, and derrick capabilities.

     Our executive offices are located at 8000 Global Drive, Carlyss, Louisiana 70665, and our telephone number at our offices is (337) 583-5000.

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital. The net proceeds may be invested temporarily until they are used for their stated purpose.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated.

                                                             NINE MONTHS                   THREE MONTHS
                                      YEAR ENDED MARCH 31,      ENDED        YEAR ENDED       ENDED
                                      --------------------   DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                      1996   1997    1998      1998(1)          1999           2000
                                      ----   -----   -----   ------------   ------------   ------------
Ratio of earnings to fixed
  charges(2)........................  14.5x   11.9x   14.0x      6.8x            .4x(3)         (3)
Ratio of earnings to fixed charges
  plus dividends(2).................  14.5x   11.9x   14.0x      6.8x            .4x(3)         (3)

---------------

(1) Effective December 31, 1998, we changed our fiscal year-end to December 31 of each year.

(2) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (1) earnings consist of income before income taxes plus fixed charges, excluding capitalized interest, and
    (2) fixed charges consist of interest expense (including capitalized interest) and the estimated interest component of rent expense (one-third of total rent expense). There were no dividends paid or accrued during the periods presented above.

    For various periods set forth, we guaranteed certain indebtedness of an unconsolidated affiliate. The associated fixed charges related to such indebtedness approximated $2.1 million, $1.5 million and $.9 million for the periods ended March 31, 1998, and December 31, 1998 and 1999, respectively, and have not been included in the computation of the ratios.

(3) Earnings were inadequate to cover fixed charges by $11.8 million for the year ended December 31, 1999, by $10.8 million for the three months ended March 31, 2000.

                           DESCRIPTION OF DEBT SECURITIES

     Any debt securities issued using this prospectus ("Debt Securities") will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities").

     The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between our company and a U.S. banking institution (a "Trustee"). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the prospectus supplement.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture.

     The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt ("Senior Debt"). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

     A prospectus supplement and a supplemental indenture or Board Resolutions relating to any series of Debt Securities being offered will include specific terms related to the offering, including the price or prices at which the Debt Securities to be offered will be issued. These terms will include some or all of the following:

     - the title of the Debt Securities;

     - whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

     - the total principal amount of the Debt Securities;

     - the dates on which the principal of the Debt Securities will be payable;

     - the interest rate of the Debt Securities and the interest payment dates for the Debt Securities;

     - the places where payments on the Debt Securities will be payable;

     - any terms upon which the Debt Securities may be redeemed at our option;

     - any sinking fund or other provisions that would obligate our company to repurchase or otherwise redeem the Debt Securities;

     - whether the Debt Securities are defeasible;

     - any addition to or change in the Events of Default;

     - if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

     - any addition to or change in the covenants in the applicable Indenture;
       and

     - any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

     The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.

     If so provided in the applicable prospectus supplement, we may issue the Debt Securities at a discount to their principal amount and pay less than the entire principal amount of the Debt Securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

SENIOR DEBT SECURITIES

     The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, the Senior Indenture will not limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including any Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series, including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

     The inability to make any payment due on any of the Subordinated Debt Securities as a result of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not prevent the occurrence of an Event of Default under the Subordinated Debt Securities.

CONVERSION RIGHTS

     The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof. (Section 302)

     Subject to the terms of the applicable Indenture and the limitations applicable to global securities, Debt Securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by our company for such purpose, without the payment of any service charge except for any tax or governmental charge. (Sections 305 and 1002)

GLOBAL SECURITIES

     The Debt Securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with a depositary identified in the applicable prospectus supplement.

     No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

     - the depositary is unwilling or unable to continue as depositary;

     - an Event of Default has occurred and is continuing; or

     - as otherwise provided in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company ("DTC") will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

PAYMENT

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on Debt Securities on any interest payment date will be made to the persons in whose names such Debt Securities are registered at the close of business on the regular record date for such interest payment. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on the Debt Securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. (Sections 1002 and
1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

     - the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any United States jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

     - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

     - any other conditions specified in the applicable prospectus supplement are met. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default ("Event of Default") under the
Indentures:

     - failure to pay principal or premium on any Debt Securities of that series when due;

     - failure to pay any interest on any Debt Securities of that series when due that continues for 30 days;

     - failure to deposit any sinking fund payment, when due, on any Debt Securities of that series;

     - failure to perform any other covenant or the breach of any warranty in the Indenture for 90 days after being given written notice;

     - certain events of bankruptcy, insolvency or reorganization affecting us; and

     - any other Event of Default included in the applicable Indenture, supplemental indenture or Board Resolution. (Section 501)

     If an Event of Default (other than as a result of bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount of the Debt Securities of that series (or, such portion of the principal amount of such Debt Securities, as may be specified in a prospectus supplement) to be due and payable immediately. If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series (or, such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can rescind the acceleration. (Section 502)

     Other than its duties in case of an Event of Default, a Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of any of the holders of Debt Securities, unless the holders offer the Trustee reasonable indemnity. (Section 603) Subject to the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     The holders of Debt Securities of any series will not have any right to institute any proceeding with respect to the applicable Indenture, unless:

     - the holders have given written notice to the Trustee of an Event of Default;

     - the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

     - the Trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

     Such limitations do not apply, however, to a suit instituted by a holder of Debt Securities for the enforcement of payment of the principal, interest or premium on such Debt Securities on or after the applicable due date. (Section
508)

     We will be required to furnish to each Trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable Indenture. (Section 1004)

MODIFICATION AND WAIVER

     Under each Indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, however, is effective against any holder without its consent.

DEFEASANCE AND COVENANT DEFEASANCE

     If, and to the extent, indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the Indentures, relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

     Defeasance and Discharge. The Indentures provide that, upon the exercise of our option (if any), we will be discharged from all our obligations with respect to the applicable Debt Securities upon the deposit in trust for the benefit of the holders of such Debt Securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to the discharge of our obligations with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1302 and
1304)

     Defeasance of Certain Covenants. The Indentures provide that, upon the exercise of our option (if any), we may omit to comply with certain restrictive covenants described in an applicable prospectus supplement, the occurrence of certain Events of Default as described in an applicable prospectus supplement will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such Debt Securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to exercising this option with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1303 and 1304)

NOTICES

     Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

TITLE

     We, the Trustees and any agent of ours or of a Trustee may treat the person in whose name a Debt Security is registered as the absolute owner of the Debt Security, whether or not such Debt Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to our articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock and 30,000,000 shares of preferred stock. As of May 5, 2000, we had 91,849,801 shares of common stock outstanding, and no shares of preferred stock outstanding.

COMMON STOCK

     Our common shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common shareholders. Our common shareholders do not have cumulative voting, preemptive, subscription, redemption or conversion rights.

     Our common shareholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future, and certain of our financing arrangements restrict the payment of cash dividends.

     Upon our liquidation, dissolution or winding up, our common shareholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock.

     The common stock will, when issued, be fully paid and non-assessable.

     Our common stock is admitted for trading on the Nasdaq National Market and trades under the symbol "GLBL."

PREFERRED STOCK

     The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in the prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     Our articles of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our shareholders. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

     - voting powers;

     - designations;

     - preferences;

     - dividend rights;

     - terms of redemption;

     - redemption process;

     - conversion or exchange rights; and

     - any other terms permitted to be established by our articles of incorporation and by applicable law.

     The preferred stock will, when issued, be fully paid and non-assessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     No Written Consent of Shareholders. Our articles of incorporation provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting of our shareholders. Special meetings of our shareholders may be called only by the chairman of our board of directors, the president, a majority of the board of directors or the executive committee of the board of directors.

     Preferred Stock. Our articles of incorporation authorizes preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

     Foreign Ownership Restrictions. Our articles of incorporation limit foreign ownership of our capital stock to protect our ability to register our vessels under U.S. federal law and operate our vessels in United States coastwise trade. In order to enjoy the benefits of United States registry and United States coastwise trade, we must maintain United States citizenship as defined in the Shipping Act of 1916, as amended (the "Shipping Act"), and the regulations thereunder. Under these regulations, to remain a United States citizen qualified to engage in coastwise trade, our president or chief executive officer and chairman of the board of directors must be United States citizens, and a majority of a quorum of our board of directors must be United States citizens. Further, at least 75% of the ownership and voting power of our capital stock must be held by United States citizens, as defined in the Shipping Act and the regulations thereunder.

     Under our articles of incorporation, any transfer of any shares of capital stock is void and ineffective as against the Company if it would result in one or more persons who is not a United States citizen for purposes of United States coastwise domestic shipping (as defined in the Shipping Act) owning or controlling 23% of our capital stock or voting power (or, if different, 2% less than the percentage -- currently 25% -- that would prevent the company from being a United States citizen for purposes of engaging in United States coastwise domestic shipping). Moreover, if at any time ownership of capital stock or voting power (either of record or beneficial) by non-United States citizens exceeds 23% (or the permitted percentage, if different), we may withhold payment of dividends on, and may suspend the voting rights of, the shares deemed to be in excess of the permitted percentage.

     Our common stock certificates bear legends concerning these restrictions on ownership by non-United States citizens. In addition, the bylaws authorize the board of directors (1) to require, as a condition to any transfer of shares on the records of the Company, representations and other proof as to the identity of existing or prospective shareholders and (2) to establish and maintain a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner is a United States citizen.

     Restrictions on Nomination of Directors and Shareholder Proposals. Our bylaws establish an advance notice procedure for shareholder nominations of candidates for election as directors as well as for other shareholder proposals to be considered at shareholders' meetings. Notice of shareholder proposals and shareholder director nominations must be given in writing to the Company's secretary prior to the meeting at which such proposals and/or nomination are being considered and at least 90 days prior to the anniversary date of the last annual meeting. In the case of an election at a special meeting, notice must be given not later than the earlier of the tenth day after the day the special meeting notice was first mailed to shareholders or otherwise publicly disclosed.

     Any notice from a shareholder presenting a proposal or nominating a person to be a director must contain information about the shareholder and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the nominee's election (including the nominee's written consent to serve as a director if elected). If a meeting's presiding officer determines that a shareholder's proposal or nomination is not made in accordance with these procedures, the proposal or nomination may be disregarded.

     Business Combinations under Louisiana Law. As permitted by Louisiana law, our articles of incorporation expressly authorize the board of directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposals on the company, our subsidiaries and our employees, customers, creditors and communities.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Section 24 of the Louisiana Business Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties, except for:

     - any breach of the officer's or director's duty of loyalty to our company or our shareholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 92D of the Louisiana Business Corporation Law; or

     - any transaction from which the officer or director derived an improper personal benefit.

     Our articles of incorporation limits the liability of our officers and directors to our company and our shareholders to the fullest extent permitted by Louisiana law. The inclusion of these provisions in our articles of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter shareholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our shareholders.

     Both our articles of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Louisiana law as it exists now or may hereafter be amended. The company has entered into indemnification agreements with each of our directors, which provide for our directors and officers to be named as insureds under any directors' and officers' liability insurance policies maintained by the company. The indemnification agreements also provide that the company will indemnify each director against losses and expenses resulting from a claim or claims made against such director for any act, failure to act or neglect or breach of duty, including: (1) any error, misstatement or misleading statement committed, suffered, permitted or acquiesced in by the director, or (2) any of the foregoing alleged by any claimant, or any claim against the director or executive officer solely by reason of such person being a director or officer of the company, subject to certain exclusions. The indemnification agreements also provide certain procedures regarding the right to indemnification and for the advancement of expenses. These provisions, however, do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock, and the prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between our company and a depositary that is a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of the deposit agreement and the depositary receipts, but the summary is qualified by reference to the provisions of the depositary agreement and the depositary receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If the depositary determines, however, that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and us. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or our company only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer fees and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from our company that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither the depositary nor our company will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. The obligations of the depositary and our company under the deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to our company of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100 million.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred stock, depositary shares or common stock. Warrants may be issued independently or together with debt securities, preferred stock, depositary shares or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between our company and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of our company in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

     Reference is made to the prospectus supplement relating to the particular issue of warrants offered thereby for the terms of and information relating to such warrants, including, where applicable:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such shares of common stock may be purchased upon such exercise;

     - the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of warrants to purchase preferred stock and the price at which such shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

     - the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such other securities may be purchased upon such exercise;

     - the date on which the right to exercise such warrants will commence and the date on which such right will expire;

     - United States federal income tax consequences applicable to such warrants;

     - the amount of warrants outstanding as of the most recent practicable date; and

     - any other terms of such warrants.

     Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, depositary shares, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants.

     Prior to the exercise of any warrants to purchase debt securities, preferred stock, depositary shares, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, preferred stock, depositary shares, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, depositary shares or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities:

     - through underwriters or dealers;

     - through agents;

     - directly to one or more purchasers, including existing shareholders in a rights offering; or

     - through a combination of any such methods of sale.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in the prospectus supplement, the underwriters must purchase all of the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may also be sold through agents designated by us. Unless indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

DIRECT SALES; RIGHTS OFFERINGS

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may also sell offered securities upon the exercise of rights, which may be issued to our security holders.

DELAYED DELIVERY ARRANGEMENTS

     We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from our company and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, our company or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 2000 and 1999 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                         [Global Industries, Ltd. LOGO]
                            GLOBAL INDUSTRIES, LTD.